Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111
January 21, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention:Parker Morrill

Re:	Diamond Foods, Inc.
Registration Statement on Form S-3
Filed September 30, 2009, as amended
File No. 333-162221
Acceleration Request

Requested Date:	January 25, 2009
Requested Time:	4:00 PM Eastern Time
Ladies and Gentlemen:
     Diamond Foods, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of such effectiveness by a telephone call to Horace Nash of Fenwick & West LLP at (650) 335-7934. Thank you.

Sincerely,

/s/ Steven M. Neil
Steven M. Neil
Executive Vice President Chief Financial and Administrative Officer

cc:	Stephen Kim, Esq., Diamond Foods, Inc.
Horace Nash, Esq., Fenwick & West LLP